Exhibit 99.2

OPERATING RESULTS AND FINANCIAL REVIEW IN CONNECTION WITH THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2015.

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements as of and for the six months ended June 30, 2015, appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information for the year ended December 31, 2014 appearing in our Annual Report on Form 20-F for the year ended December 31, 2014 and Item 5—"Operating and Financial Review and Prospects" of that Annual Report.

Statements in this Report on Form 6-K concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014, as well as those discussed elsewhere in that Annual Report and in our other filings with the Securities and Exchange Commission.

Overview

We design, develop and sell advanced voice over IP, or VoIP, and converged VoIP and data networking products and applications to service providers and enterprises. We are a VoIP technology leader focused on VoIP communications, applications and networking elements. Our products are deployed globally in broadband, mobile, cable, and enterprise networks. We provide a range of innovative, cost-effective products including media gateways, multi-service business gateways, residential gateways, IP phones, media servers, session border controllers, and value-added applications. Our underlying technology, VoIPerfectHD, relies primarily on our leadership in digital signal processing, or DSP, voice coding and voice processing technologies. Our high definition (“HD”) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in emerging voice networks.

Our headquarters and research and development facilities are located in Israel with research and development extensions in the U.S. and U.K. We have other offices located in Europe, the Far East, and Latin America.

The identities of our principal customers have changed and we expect that they will continue to change, from year to year. Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. ScanSource Communications, our largest customer, accounted for 11.8% of our revenues in the six months ended June 30, 2015 and 14.3% of our revenues in the same period in 2014. Our top five customers accounted for 32.2% of our revenues in the six months ended June 30, 2015 and 32.5% of our revenues in the same period in 2014. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues based on the location of our customers for the six months ended June 30, 2015 and 2014 are as follows:

	Six Months Ended June 30,
	2015	2014
Americas	53.1%	50.5%
Far East	15.7	14.7
Europe	26.0	28.7
Israel	5.2	6.1
Total	100.0%	100.0%

In April 2014, the Israeli Office of the Chief Scientist (OCS) approved a three-year program (2014-2016) for approximately NIS100 million (equal to approximately $26.5 million based on the exchange rate in effect as of June 30, 2015) to enable us to establish an advanced innovative research and development center for cloud computing technologies and Unified Communications. In May 2014, the research and development center was established. The new research and development center had a staff of approximately 60 engineers as of June 30, 2015 and is expected to increase its staff to 100 engineers by 2016. We expect that a significant portion of the cost of this project will be reimbursed to us through grants from the OCS pursuant to this program. To date, the OCS has been reimbursing costs of this project on a periodic basis after expenses are incurred by us. The grants are subject to conditions relating to grants by the OCS. Funding for the whole term of the program is subject to the continued review and approval of the progress of the project by the OCS.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Six Months Ended June 30,
Statement of Operations Data:	2015	2014

Revenues	100.0%	100.0%
Cost of revenues	41.0	41.0
Gross profit	59.0	59.0
Operating expenses:
Research and development, net	21.0	22.1
Selling and marketing	32.4	31.1
General and administrative	6.7	5.1
Total operating expenses	60.1	58.3

Operating income (loss)	(1.1)	0.7
Financial income, net	0.9	0.2
Income (loss) before taxes on income	(0.2)	0.9
Income tax expense	(3.1)	(1.3)

Net loss	(3.3)%	(0.4)%

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Revenues.  Revenues decreased 4.9% to $69.9 million in the six months ended June 30, 2015 from $73.5 million in the same period in 2014. The decrease in revenues reflects weakness in our business in Central and Latin America and certain markets in Europe.

Our revenues from products in the six months ended June 30, 2015 decreased by 10.8% to $51.7 million, or approximately 74% of total revenues, from $57.9 million, or approximately 79% of total revenues, in the same period in 2014. The decrease in revenues from products was primarily attributable to the weakness in our business in Central and Latin America and certain markets in Europe.

Our revenues from services in the six months ended June 30, 2015 increased by 16.7% to $18.2 million, or approximately 26% of total revenues, from $15.6 million, or approximately 21% of total revenues, in the same period in 2014. The increase in revenues from services was predominantly driven by the growth in support services related to the increase in revenues from products in previous periods and by the growth in professional services.

Cost of Revenues and Gross Profit.  Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and royalties payable to the OCS. Gross profit decreased to $41.2 million in the six months ended June 30, 2015 from $43.4 million in the same period in 2014. Gross profit as a percentage of revenues was 59.0% in each of the six month periods ended June 30, 2015 and 2014.

Cost of revenues from products decreased by 9.1% to $23.8 million in the six months ended June 30, 2015 from $26.2 million in the same period in 2014. This decrease is primarily attributable to a decrease in the procurement of materials, in line with the decrease in revenues from products. Gross margin percentage from products was 54% in the six months ended June 30, 2015 and 55% in the same period in 2014.

Cost of revenues from services increased by 21.8% to $4.8 million in the six months ended June 30, 2015 from $4.0 million in the same period in 2014. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as enterprise customers. Gross margin percentage from services was 74% in the six months ended June 30, 2015 and 75% in the same period in 2014.

Research and Development Expenses, net.  Research and development expenses, net consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors less grants from the OCS. Research and development expenses, net decreased by 9.6% to $14.7 million in the six months ended June 30, 2015 from $16.2 million in the same period in 2015 and decreased as a percentage of revenues to 21.0% in the six months ended June 30, 2015 from 22.1% in the same period in 2014. Research and development expenses decreased primarily as a result of higher grants received from the OCS related to the new program to establish a research and development center that is described above.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses decreased by 1.1% in the six months ended June 30, 2015 to $22.6 million from $22.9 million in the same period in 2015 and increased as a percentage of revenues to 32.4% in the six months ended June 30, 2015 from 31.1% in the same period in 2014.

General and Administrative Expenses.  General and administrative expenses consist primarily of compensation for finance, human resources and general management personnel, rent, network expenses and bad debt reserve, as well as insurance and consulting services expenses. General and administrative expenses increased by 25.3% to $4.7 million in in the six months ended June 30, 2015 from $3.7 million in the same period in 2014. As a percentage of revenues, general and administrative expenses increased to 6.7% in the six months ended June 30, 2015 from 5.1% in the same period in 2014. The increase in general and administrative expenses was primarily due to an increase in the allowance for doubtful accounts and changes in other provisions.

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Financial Income, net.  Financial income, net consists primarily of interest derived on cash and cash equivalents, marketable securities and bank deposits, net of interest accrued in connection with our bank loans and bank charges. Financial income, net, in the six months ended June 30, 2015 was $606,000 compared to $102,000 in the same period in 2014. The increase in financial income, net in the six months ended June 30, 2015 was primarily due to higher income recorded with respect to interest on our marketable securities and higher income related to exchange rate fluctuations.

Taxes on Income.  We had net income tax expenses of $2.2 million in the six months ended June 30, 2015 compared to $950,000 in the same period in 2014. The increase in net income tax expenses in the six months ended June 30, 2015 is primarily a result of utilization of deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

We finance our operations primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations. In addition, in March 2014 we realized net proceeds of approximately $29.7 million as a result of the sale by us of 4,025,000 of our ordinary shares in a public offering.

As of June 30, 2015, we had $78.6 million in cash and cash equivalents, marketable securities and bank deposits compared to $91.8 million at December 31, 2014. As of June 30, 2015, we were restricted with respect to using approximately $6.2 million of our cash as a result of provisions in our loan agreements, a lease agreement and foreign exchange derivatives transactions.

Share Repurchase Program

In August 2014, our Board of Directors approved a program to repurchase up to $3.0 million of our ordinary shares. In November 2014, we received court approval in Israel to repurchase up to an additional $15.0 million of our ordinary shares and in May 2015 the court approved an additional $15.0 million in share repurchases. Share repurchases take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued. During the six months ended June 30, 2015, we acquired an aggregate of 2,488,084 of our ordinary shares for an aggregate consideration of approximately $11.3 million. As of June 30, 2015, we had acquired an aggregate of 3,537,000 shares under this program for an aggregate consideration of approximately $16.6 million.

Cash Flows from Operating Activities

Our operating activities provided cash in the amount of $8.1 million in the six months ended June 30, 2015, primarily due to an increase in deferred revenues of $3.2 million, decreases in trade receivables in the amount of $3.0 million, other receivables in the amount of $1.9 million and deferred tax assets in the amount of $1.7 million, as well as non-cash charges of $1.6 million for depreciation and amortization and $1.3 million for stock-based compensation expenses, offset, in part, by our net loss of $2.3 million and a decrease in trade payables in the amount of $3.7 million. Our deferred revenues increased due to the increase in the revenues from services and the deferred tax assets decreased as a result of utilization of these assets. Our trade receivables and trade payables decreases are in line with our lower sales volume in the six months ended June 30, 2015, compared to the same period in 2014.

Cash Flows from Investing Activities

Our investing activities provided cash in the amount of $6.0 million in the six months ended June 30, 2015, primarily due to a decrease in bank deposits of $4.6 million and proceeds from redemption of marketable securities of $2.7 million offset, in part, by purchase of property and equipment of $1.3 million, mainly related to the new research and development center establishment.

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Cash Flows from Financing Activities

In the six months ended June 30, 2015, we used cash in financing activities in the amount of $13.6 million, primarily due to $11.3 million used to repurchase our shares and $2.3 million used for repayment of loans.

Financing Needs

We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future.  We believe that our current working capital is sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans.  Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of additional acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

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